SECURITIES AND EXCHANGE COMMISSION

Washington 20549

SCHEDULE 13D/A
(Amendment No. 2)

(Rule 13d-101)

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2(a)

Covisint Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

22357R-10-3
(CUSIP Number)
Daniel S. Follis, Jr. Senior Vice President and General Counsel Compuware Corporation One Campus Martius Detroit, MI 48226 313-227-7300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

1.	Name of Reporting Persons: Compuware Corporation

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only:

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Michigan

Number of	7.	Sole Voting Power: None
Shares
Beneficially	8.	Shared Voting Power: None
Owned by
Each	9.	Sole Dispositive Power: None
Reporting
Person With	10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.00%

14.	Type of Reporting Person (See Instructions): CO

Item 1. Security and Issuer

The class of equity securities to which this Statement on Schedule 13D/A (this “Schedule 13D/A”) relates is the common stock, no par value (the “Common Stock”) of Covisint Corporation (the “Issuer”).

The Issuer is a Michigan corporation with its principal executive offices located at One Campus Martius, Detroit, MI 48226-5099.

This Schedule 13D/A is being filed by Compuware Corporation, a Michigan corporation (“Compuware”) and amends and supplements the Schedule 13D with respect to the Common Stock of the Issuer filed by Compuware on June 13, 2014, as was amended by the Schedule 13D/A filed by Compuware on September 3, 2014 (the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

On October 31, 2014, Compuware completed its previously announced distribution (the “Distribution”) of all of its 31,384,920 shares of the Issuer common stock as a pro rata dividend on shares of Compuware common stock, and on shares of Compuware common stock deliverable under restricted stock units relating to Compuware common stock, outstanding on October 20, 2014, the record date for the Distribution. As a result of the Distribution, Compuware no longer beneficially owns any Common Stock of the Issuer and this Schedule 13D/A will be the final amendment to the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to read as follows:

As a result of the Distribution, Compuware no longer beneficially owns any Common Stock of the Issuer. Other than the Distribution, there have been no transactions in the shares of Common Stock of the Issuer effected the past 60 days by Compuware, directly or indirectly, nor to the knowledge of Compuware, by any person listed on Schedule I of the Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7. Material to Be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPUWARE CORPORATION

Date: November 5, 2014	By:	/s/Daniel S. Follis, Jr.
Name: Daniel S. Follis, Jr.
Title: General Counsel & Secretary